Mail Stop 4561

March 4, 2009

Phillip E. Ray, President and CEO
Community Alliance, Inc.
4980 Silver Pine Drive
Castle Rock, CO 80108

      Re: **Community Alliance, Inc.**
              Amendment No. 2 to Registration Statement on Form 10
              Filed February 2, 2009
              File No. 0-53406

Dear Mr. Ray:

We have reviewed your amended filing and responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments.

Item 1. Business, page 1

License Agreement – 45 States, page 4

1. Please refer to prior comment 3 in our letter dated December 31, 2008. We note that the December 26, 2008 addendum to the Venitech license agreement filed as Exhibit 10.18 to the registration statement provides that although Community Alliance is not required to sell any sub-licenses through 2008, it is required to sell a minimum of two sub-licenses in 2009 and each year thereafter. We note, however, that the disclosure has not been consistently revised to reflect the modified terms. See for example the last paragraph of page 5 and risk factor I. on page 17. Please revise your disclosure throughout to accurately reflect the terms of the December 26, 2008 amendment.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 32

2. We note your response to comment 9 in our letter dated December 31, 2008. You disclose in the second to last paragraph of page 33 that Venitech will initially receive 30% of each sub-license sold until an amount of $30,000 has been paid to Venitech and thereafter it will receive 25% of each sub-license sold. However, Article 2 of Exhibit 10.2 to your Form 10-12G filed on September 10, 2008 states that Venitech will thereafter receive 20% of sub-license sales. Please reconcile or advise.

* * * *

   If you have any questions or concerns, please contact Kevin Dougherty at (202) 551-3271 or, in his absence, me at (202) 551-3457. If you require further assistance you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

         Sincerely,

         Maryse Mills-Apenteng
         Staff Attorney

cc: <u>Via Facsimile (303) 482-2731</u>
   Jody M. Walker, Esq.